SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2002

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-15272)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ]          Form 40-F [X]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962, and Form S-8 No. 333-13846.

TABLE OF CONTENTS

SIGNATURES
Small Shareholder Selling Program for Holders of 99 or Fewer Common Shares of Canadian Pacific Railway Limited
Small Shareholder Selling Programs for Holders of 99 or Fewer Common Shares of Canadian Pacific Railway Limited and / or CPShips Limited
Odd-Lot Selling Program — Letter of Transmittal (CP Ships Limited)
Odd-Lot Selling Program — Letter of Transmittal (Canadian Pacific Railway Limited)
Affidavit of Lost or Destroyed Certificate(s) — CP Ships Limited
Affidavit of Lost or Destroyed Certificate(s) — Canadian Pacific Railway Limited
Canadian Pacific Railway Limited Questions and Answers
CP Ships Limited Questions and Answers
SHAREHOLDER INFORMATION BOOKLET
SHAREHOLDER INFORMATION BOOKLET

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

/s/ Robert V. Horte

Date: November 18, 2002	By:	Name:	Robert V. Horte
		Title:	Senior Assistant Corporate Secretary

Re:	Small Shareholder Selling Program for Holders of 99 or Fewer Common Shares of Canadian Pacific Railway Limited

Dear Shareholder:	November 15, 2002

Canadian Pacific Railway Limited (the “Company”) is pleased to announce that the Company has established an Odd-Lot Selling Program (the “Program”) for holders of 99 or fewer Common Shares of the Company held as of November 7, 2002 (the “Record Date”). The Program will run until February 7, 2003, unless extended and will operate through the facilities of the Toronto Stock Exchange (the “TSX”) in compliance with the TSX’s policy on Small Shareholder Selling and Purchase Arrangements. Registered and beneficial holders of Common Shares of the Company are eligible to participate.

The Company has arranged for Computershare Trust Company of Canada (“Computershare”) to manage the program.

The Company values its shareholders and is aware of the inconvenience that shareholders experience when trying to sell small shareholdings. A minimum brokerage commission for selling 99 or fewer shares could constitute a significant percentage of the total value of the sale of the shares.

THE PROGRAM WILL ALLOW ELIGIBLE SHAREHOLDERS TO SELL THEIR SHARES WITHOUT INCURRING BROKERAGE FEES, TO CONVENIENTLY COMPLETE THE SALE OF THEIR SHARES BY MAIL, AND TO PARTICIPATE IN THE PROGRAM EVEN THOUGH THEIR SHARE CERTIFICATES HAVE BEEN LOST. If you choose to participate in the Program, you will be required to sell all, but not less than all, of your 99 or fewer Common Shares in the Company.

The Program is voluntary and neither the Company nor Computershare makes any recommendation with respect to participation in the Program. Your decision to participate should be based on your financial objectives and particular circumstances and it is recommended that you seek advice from your stock broker or financial advisor.

Please turn page over

Further details regarding the Program are set forth in the enclosed Shareholder Information Booklet and Question and Answer Booklet. Please read all enclosed material carefully to help you decide whether to participate in the Program. If you do not wish to participate in the Program, there is no need to return the enclosed Letter of Transmittal or to notify the Company or Computershare.

If you have any questions about the Program, please contact Computershare toll free (Canada or the U.S.) at 1-866-982-7999 (International at 1-514-982-7800), or by email to caregistryinfo@computershare.com, during their hours of operation (8:30am — 8:00pm EST).

Yours truly,

Marcella M. Szel
Vice-President, Strategy
and Law, Corporate Secretary
Canadian Pacific Railway Limited

Re:	Small Shareholder Selling Programs for Holders of 99 or Fewer Common Shares of Canadian Pacific Railway Limited and / or CPShips Limited

Dear Shareholder:	November 15, 2002

Canadian Pacific Railway Limited and CP Ships Limited (collectively referred to as “We” or the “Companies”) are pleased to announce that We have each established Odd-Lot Selling Programs (the “Programs”) for holders of 99 or fewer Common Shares of either of the Companies held as of November 7, 2002 (the “Record Date”). The Programs will run until February 7, 2003, unless extended and will operate through the facilities of the Toronto Stock Exchange (the “TSX”) in compliance with the TSX’s policy on Small Shareholder Selling and Purchase Arrangements. Registered and beneficial holders of Common Shares of either or both Companies are eligible to participate.

The Companies have arranged for Computershare Trust Company of Canada (“Computershare”) to manage each respective program.

Each of the Companies value their shareholders and are aware of the inconvenience that shareholders experience when trying to sell small shareholdings. A minimum brokerage commission for selling 99 or fewer shares could constitute a significant percentage of the total value of the sale of the shares.

THE PROGRAMS WILL ALLOW ELIGIBLE SHAREHOLDERS TO SELL THEIR SHARES WITHOUT INCURRING BROKERAGE FEES, TO CONVENIENTLY COMPLETE THE SALE OF THEIR SHARES BY MAIL, AND TO PARTICIPATE IN THE PROGRAMS EVEN THOUGH THEIR SHARE CERTIFICATES HAVE BEEN LOST. If you choose to participate in either one or both Programs, you will be required to sell all, but not less than all, of your 99 or fewer Common Shares in either one or both of the Companies.

The Programs are voluntary and neither the Companies nor Computershare makes any recommendation with respect to participation in either of the Programs. Your decision to participate should be based on your financial objectives and particular circumstances and it is recommended that you seek advice from your stock broker or financial advisor.

Please turn page over

Further details regarding the Programs are set forth in the enclosed Shareholder Information Booklet and Question and Answer Booklet. Please read all enclosed material carefully to help you decide whether to participate in either one or both of the Programs. If you do not wish to participate in the Program(s), there is no need to return the enclosed Letters of Transmittal or to notify the Companies or Computershare.

In an effort to reduce expenses associated with the Programs, the Companies have combined the mailings to the Odd-Lot Shareholders of both Companies since, as a result of the Canadian Pacific Limited spin-off, We share many of the same shareholders. Shareholders should be aware that they are under no obligation and may choose to participate or not to participate in either one or both of the Programs.

If you have any questions about the Programs, please contact Computershare toll free (Canada or the U.S.) at 1-866-982-7999 (International at 1-514-982-7800), or by email to caregistryinfo@computershare.com, during their hours of operation (8:30am — 8:00pm EST).

Yours truly, Marcella M. Szel Vice-President, Strategy and Law, Corporate Secretary Canadian Pacific Railway Limited	John Irving Vice-President General Counsel and Secretary CP Ships Limited

Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-982-7999 caregistryinfo@computershare.com www.computershare.com

Odd-Lot Selling Program — Letter of Transmittal

TO:	CP Ships Limited, and

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

BY SIGNING THIS LETTER OF TRANSMITTAL, I AM IRREVOCABLY AUTHORIZING YOU TO SELL MY CP SHIPS LIMITED COMMON SHARES (the “CP Ships Limited Shares”) outlined above, under the Odd-Lot Selling Program (the “Program”) described in the Shareholder Information Booklet dated November 15, 2002, receipt of which is acknowledged. I enclose all the certificates representing such 99 or fewer CPShips Limited Shares. I appoint Computershare Trust Company of Canada as my agent with respect to the transmitted CP Ships Limited Shares. I represent that I have full authority to sell and transfer the CP Ships Limited Shares and that the purchaser will acquire good and marketable title thereto, free and clear of all liens, claims and encumbrances. I further represent that I owned on November 7, 2002, 99 or fewer CP Ships Limited Shares, all of which I enclose, or that I am the nominee record holder submitting the same for the beneficial owner who has made the foregoing representations to me. I will execute any additional documents necessary or desirable to complete the sale and transfer of the transmitted CP Ships Limited Shares.

Description of CP Ships Limited Shares to be Tendered

Currency Election

Please issue the proceeds from the sale of my CP Ships Limited Shares in:

Note: Please sign the back of this form

Notice of Lost or Destroyed Certificates (see instruction #4)

Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.

Please sign exactly as your name(s) appear(s) on the reverse side of this page. Each joint owner must sign. If you are signing for someone else, you must enclose with this Letter of Transmittal the documentation certifying your authorization to sign (see “Signing Authorities” in the Shareholder Information Booklet). By signing this Letter of Transmittal, you understand that your deposit and request to sell your 99 or fewer Common Shares is irrevocable.

Important Instructions for Accepting the Program

1.	If you are the Registered owner (your name appears on the share certificate), do not sign the back of your certificate(s).

2.	Indicate your choice of currency by marking one of the boxes on the reverse side of this page (Failure to elect will result in your cheque being issued in Canadian funds).

3.	Please send the form with your attached share certificate(s) in the enclosed envelope to:

Computershare Trust Company of Canada, Attention: Corporate Actions, P.O. Box 7021, 31 Adelaide Street E., Toronto, ON M5C 3H2, or you can hand deliver or courier this Letter of Transmittal and your share certificate(s) to any address listed below (Please note the delivery recommendations and receipt provisions listed in point number 2 of the Shareholder Information Booklet).

4.	If you cannot locate your share certificate(s), please tick the box above and complete the enclosed Affidavit of Loss. The Affidavit of Loss should be mailed along with your completed Letter of Transmittal and any share certificates not lost, to the Toronto mailing address listed below. In addition, a Surety Bond is required to replace your lost certificate(s). The premium for the Bond is CDN $1.50 (or US $1.00 if you selected US funds under “Currency Election”) per share, which will be deducted from the gross proceeds of your Odd-Lot sale.

Mailing Address	Hand or Courier Addresses

Computershare Trust Company of Canada Attention: Corporate Actions P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2	Computershare Trust Company of Canada Attention: Corporate Actions 9th Floor, 100 University Avenue Toronto, ON M5J 2Y1	Computershare Trust Company of Canada Attention: Corporate Actions 650 de Maisonneuve West Suite 700 Montreal, Quebec	Computershare Trust Company of Canada Attention: Corporate Actions 530-8TH Ave. S.W., Ste.600 Calgary, Alberta T2P 3S8

Please Direct Any Questions or Requests for Assistance to:
Computershare Trust Company of Canada
Toll Free (Canada and U.S.) 1-866-982-7999
International 1-514-982-7800
Email caregistryinfo@computershare.
com Hours of Operation:
8:30a.m. — 8:00p.m. EST

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Toll Free (Canada and U.S.) 1-866-982-7999
International 1-514-982-7800
caregistryinfo@computershare.com
www.computershare.com

Odd-Lot Selling Program — Letter of Transmittal

TO:	Canadian Pacific Railway Limited , and

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

BY SIGNING THIS LETTER OF TRANSMITTAL, I AM IRREVOCABLY AUTHORIZING YOU TO SELL MY CANADIAN PACIFIC RAILWAY LIMITED COMMON SHARES (the “Canadian Pacific Railway Limited Shares”) outlined above, under the Odd-Lot Selling Program (the “Program”) described in the Shareholder Information Booklet dated November 15, 2002, receipt of which is acknowledged. I enclose all the certificates representing such 99 or fewer Canadian Pacific Railway Limited Shares. I appoint Computershare Trust Company of Canada as my agent with respect to the transmitted Canadian Pacific Railway Limited Shares. I represent that I have full authority to sell and transfer the Canadian Pacific Railway Limited Shares and that the purchaser will acquire good and marketable title thereto, free and clear of all liens, claims and encumbrances. I further represent that I owned on November 7, 2002, 99 or fewer Canadian Pacific Railway Limited Shares, all of which I enclose, or that I am the nominee record holder submitting the same for the beneficial owner who has made the foregoing representations to me. I will execute any additional documents necessary or desirable to complete the sale and transfer of the transmitted Canadian Pacific Railway Limited Shares.

Description of Canadian Pacific Railway Limited Shares to be Tendered

Currency Election

Please issue the proceeds from the sale of my Canadian Pacific Railway Limited Shares in:

Note: Please sign the back of this form

Notice of Lost or Destroyed Certificates (see instruction #4)

Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.

Please sign exactly as your name(s) appear(s) on the reverse side of this page. Each joint owner must sign. If you are signing for someone else, you must enclose with this Letter of Transmittal the documentation certifying your authorization to sign (see “Signing Authorities” in the Shareholder Information Booklet). By signing this Letter of Transmittal, you understand that your deposit and request to sell your 99 or fewer Common Shares is irrevocable.

Important Instructions for Accepting the Program

1.	If you are the Registered owner (your name appears on the share certificate), do not sign the back of your certificate(s).

2.	Indicate your choice of currency by marking one of the boxes on the reverse side of this page (Failure to elect will result in your cheque being issued in Canadian funds).

3.	Please send the form with your attached share certificate(s) in the enclosed envelope to:

Computershare Trust Company of Canada, Attention: Corporate Actions, P.O. Box 7021, 31 Adelaide Street E., Toronto, ON M5C 3H2, or you can hand deliver or courier this Letter of Transmittal and your share certificate(s) to any address listed below (Please note the delivery recommendations and receipt provisions listed in point number 2 of the Shareholder Information Booklet).

4.	If you cannot locate your share certificate(s), please tick the box above and complete the enclosed Affidavit of Loss. The Affidavit of Loss should be mailed along with your completed Letter of Transmittal and any share certificates not lost, to the Toronto mailing address listed below. In addition, a Surety Bond is required to replace your lost certificate(s). The premium for the Bond is CDN $1.50 (or US $1.00 if you selected US funds under “Currency Election”) per share, which will be deducted from the gross proceeds of your Odd-Lot sale.

Mailing Address	Hand or Courier Addresses

Computershare Trust Company of Canada Attention: Corporate Actions P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2	Computershare Trust Company of Canada Attention: Corporate Actions 9th Floor, 100 University Avenue Toronto, ON M5J 2Y1	Computershare Trust Company of Canada Attention: Corporate Actions 650 de Maisonneuve West Suite 700 Montreal, Quebec	Computershare Trust Company of Canada Attention: Corporate Actions 530-8TH Ave. S.W., Ste.600 Calgary, Alberta T2P 3S8

Please Direct Any Questions or Requests for Assistance to:

Computershare Trust Company of Canada
Toll Free (Canada and U.S.) 1-866-982-7999
International 1-514-982-7800
Email caregistryinfo@computershare.com
Hours of Operation: 8:30a.m. — 8:00p.m. EST

Affidavit of Lost or Destroyed Certificate(s) — CP Ships Limited

For use only during the period, November 7, 2002 to February 7, 2003 for the Odd-Lot Selling Program, unless otherwise extended.

This form to be completed only if you cannot locate your certificate(s) for CP Ships Limited Shares.

Mark the box only if you have lost your share certificate(s). Failure to indicate which certificate number(s) are lost will negate this form and as a result, no certificates will be deemed lost or misplaced. By signing below, I/we authorize that a premium of CDN $1.50 (or US $1.00) per share will be deducted from the proceeds of my/our Odd-Lot sale to purchase the Surety Bond that is required to replace lost certificate(s).

To calculate the premium that will be deducted from your Odd-Lot sale, use this formula.

# of shares reported lost x *$1.50 = ___________ (total premium deducted)

*If you elected to receive U.S. funds, use US $ premium noted above.

The undersigned person(s) being fully sworn deposes and says that: “I am the lawful owner of the above described certificate(s). The certificate(s) has not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them), and make this Affidavit for the purpose of inducing liquidation of the certificate(s) without surrender of the certificate(s) and the sale of the shares represented thereby. I hereby agree that if the certificate(s) should ever come into my hands, custody or power, I will immediately and without consideration surrender the certificate(s) to CP Ships Limited. In consideration of the proceeds of the sale of the shares represented by the certificate(s), I agree to completely indemnify, protect and save harmless CP Ships Limited, Computershare Trust Company of Canada, and any other party to the transaction (the “Obligees”), and Northern Indemnity, Inc. from and against all loss, costs and damages, including court costs and solicitors fees, which they may be subject to or liable for in respect of the cancellation and replacement of the certificate(s), the sale of shares represented thereby and the distribution of the proceeds of the certificate(s). The rights accruing to the Obligees under the preceding sentences shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents of their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I authorize Computershare Trust Company of Canada to deliver this Affidavit to Northern Indemnity, Inc. which has underwritten a bond of indemnity to protect the foregoing parties.

Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supercede and have priority over all previous instructions in respect to my/our holdings.

The signature(s) must correspond with the name(s) printed at the top of this form, without any changes whatsoever.

Note: If you are acting on behalf of an estate or corporation, please advise Computershare Trust Company of Canada in writing of the loss of your certificate(s), so that they may send you the appropriate documents.

■  T E U Q                              1 E A L S

Affidavit of Lost or Destroyed Certificate(s) — Canadian Pacific Railway Limited

For use only during the period, November 7, 2002 to February 7, 2003 for the Odd-Lot Selling Program, unless otherwise extended.

This form to be completed only if you cannot locate your certificate(s) for Canadian Pacific Railway Limited Shares.

Mark the box only if you have lost your share certificate(s). Failure to indicate which certificate number(s) are lost will negate this form and as a result, no certificates will be deemed lost or misplaced. By signing below, I/we authorize that a premium of CDN $1.50 (or US $1.00) per share will be deducted from the proceeds of my/our Odd-Lot sale to purchase the Surety Bond that is required to replace lost certificate(s).

To calculate the premium that will be deducted from your Odd-Lot sale, use this formula.

# of shares reported lost x *$1.50 = _______ (total premium deducted)

*If you elected to receive U.S. funds, use US $ premium noted above.

The undersigned person(s) being fully sworn deposes and says that: “I am the lawful owner of the above described certificate(s). The certificate(s) has not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them), and make this Affidavit for the purpose of inducing liquidation of the certificate(s) without surrender of the certificate(s) and the sale of the shares represented thereby. I hereby agree that if the certificate(s) should ever come into my hands, custody or power, I will immediately and without consideration surrender the certificate(s) to Canadian Pacific Railway Limited. In consideration of the proceeds of the sale of the shares represented by the certificate(s), I agree to completely indemnify, protect and save harmless Canadian Pacific Railway Limited, Computershare Trust Company of Canada, and any other party to the transaction (the “Obligees”), and Northern Indemnity, Inc. from and against all loss, costs and damages, including court costs and solicitors fees, which they may be subject to or liable for in respect of the cancellation and replacement of the certificate(s), the sale of shares represented thereby and the distribution of the proceeds of the certificate(s). The rights accruing to the Obligees under the preceding sentences shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents of their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I authorize Computershare Trust Company of Canada to deliver this Affidavit to Northern Indemnity, Inc. which has underwritten a bond of indemnity to protect the foregoing parties.

Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supercede and have priority over all previous instructions in respect to my/our holdings.

The signature(s) must correspond with the name(s) printed at the top of this form, without any changes whatsoever.

Note: If you are acting on behalf of an estate or corporation, please advise Computershare Trust Company of Canada in writing of the loss of your certificate(s), so that they may send you the appropriate documents.

■  C P D Q                              1 E A L S

Canadian Pacific Railway Limited

Odd-Lot Selling Program
for holders of 99 or fewer
Common Shares of
Canadian Pacific Railway Limited
(the “Program”)

Questions and Answers

If you have questions please contact
Computershare Trust Company
of Canada

Toll-Free (Canada and U.S.): 1-866-982-7999
International: 1-514-982-7800
Email: caregistryinfo@computershare.com
Hours of Operation: 8:30 AM-8:00 PM EST

1.   Am I eligible to participate in the Program?

All Canadian Pacific Railway Limited (the “Company”) common shareholders (“Shareholders”) who, as of November 7, 2002 (the “Record Date”), were the registered or beneficial owners of 99 or fewer common shares (an “Odd-Lot”) of the Company are eligible to participate in the Program.

2.   How does the Program benefit me?

You can save brokerage commissions and, if you do not already have one, the inconvenience of opening a brokerage account. The Program permits you to sell all, but not less than all, of your 99 or fewer common shares of the Company (the “Common Shares”) without paying any brokerage commissions or other processing costs. In the absence of the Program, Odd-Lot common share transactions are generally more expensive to transact, compared to board lot transactions (100 common share multiples).

3.   I have decided to participate in the Program. What do I have to do now?

Step 1: Attach all of your Common Share certificate(s) that represent your ownership of 99 or fewer Common Shares to the Letter of Transmittal.

Step 2: Sign the Letter of Transmittal exactly as your name(s) appears on the Letter of Transmittal.

Step 3: Check the appropriate box to receive payment in either Canadian or US currency.

Step 4: Send your Letter of Transmittal and Common Share certificate(s) in the enclosed envelope as per the Procedure for Registered Shareholders to Transmit Common Shares to the Program as outlined in the Shareholder Information Booklet.

DO NOT SIGN THE BACK OF YOUR COMMON SHARE CERTIFICATE(S).

4.   I have decided to participate in the Program and my Common Shares are held by my broker, bank, or other nominee. What do I have to do now?

Step 1: Contact your broker, bank, or other nominee and clearly indicate your intention to participate in the Program to sell your existing Common Shares.

Step 2: If you indicate your intention to sell your Common Shares, please also inform your broker, bank, or other nominee whether you wish to receive payment in either Canadian or US currency.

DO NOT ATTEMPT TO COMMUNICATE YOUR INTENTIONS BY MAIL TO EITHER COMPUTERSHARE TRUST COMPANY OF CANADA OR YOUR BROKER, BANK, OR OTHER NOMINEE. CONTACT YOUR BROKER, BANK, OR OTHER NOMINEE BY TELEPHONE OR BY ALTERNATIVE MEANS.

5.   Do I have to participate in the Program?

No. The decision to participate in the Program and to submit your Common Shares of the Company is entirely up to you and should be based upon your particular financial circumstances. Eligible Shareholders may wish to obtain advice from their stock broker or financial advisor as to the advisability of participating in the Program.

6.   Will partial sales be accepted?

No. To participate you must submit ALL Common Shares that represent 99 or fewer Common Shares that are registered in your name. There are no withdrawal rights.

7.   Can I participate if I am a non-resident of Canada?

Yes. The Program is available to ALL shareholders of the Company who, as of the Record Date, November 7, 2002, were the registered or beneficial owner of 99 or fewer Common Shares of the Company.

8.   If I choose to sell my Common Shares, when will I receive my money?

     The order to sell your Common Shares will be placed on the Thursday following receipt of your properly completed Letter of Transmittal and Common Share certificate(s) for any deposits made prior to the close of business on the preceding Tuesday. The price to be received for each Common Share of the Company sold will be the average price of all sales made under the Program pursuant to that sell order. Computershare Trust Company of Canada (“Computershare”) will mail you a cheque for the proceeds of the sale of your Common Shares approximately 10 business days after they are sold. If a broker or other nominee holds your Common Shares, the funds will be paid to your broker or nominee who will be responsible for payment to you. Please contact your broker or other nominee for confirmation of receipt of your payment.

9.   If I choose to sell my Common Shares, can I receive my payment in U.S. funds?

Yes. Scotia Capital Inc. and Computershare will arrange for the proceeds from the sale of your Common Shares to be payable in either Canadian or US currency. Please ensure that you check the appropriate box on the Letter of Transmittal. If you do not make an election, the default will be to pay you in Canadian funds. Conversion of funds will be completed using the prevailing exchange rate at the time of sale.

10.   If I instruct my broker, bank, or other nominee to deposit my Common Shares to the Program, can I be paid in US dollars?

Yes. When you contact your broker, bank, or other nominee to indicate your intention to sell your Common Shares, also indicate if you wish to be paid in US dollars. Your broker, bank, or other nominee will complete the Letter of Transmittal on your behalf indicating your intention.

11.   How much time do I have?

The Program will expire on February 7, 2003 (the “Expiry Date”), unless extended. If you wish to participate in the Program, your Common Share certificate(s) and Letter of Transmittal must be received no later than 4:30 pm MST on that date. If you wish to participate, you are urged to submit your documents as soon as possible.

12.   Should I participate?

That decision is up to you. There are various reasons to sell or hold Common Shares. Neither the Company nor Computershare make any recommendation as to whether or not you should participate in the Program. You may wish to talk to your broker or financial advisor for advice.

13.   What do I do if my Common Share certificate(s) has been lost or destroyed?

If a Common Share certificate(s) for the Company has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and you must also complete the enclosed Affidavit of Loss. These documents should be mailed to the Toronto mailing address of Computershare listed in the Shareholder Information Booklet and on the Letter of Transmittal. In addition, to cover the premium for the Surety Bond which is required to replace your lost certificate(s), you will be charged CDN $1.50 per share (if you chose to receive U.S funds, the rate will be US$1.00 per share). This amount will be deducted from the proceeds of the sale of your Common Shares.

14.   What if I need assistance in completing the Letter of Transmittal?

If you have any further questions about the Program, or require assistance in completing your Letter of Transmittal, please call Computershare, toll-free (Canada or U.S.) at 1-866-982-7999 (International at 1-514-982-7800), during their hours of operation (8:30am — 8:00 pm EST). They will be happy to assist you.

15.   What if my broker, bank, or other nominee holds my Common Shares and I have questions?

If you have any questions regarding the Program, please contact your broker, bank, or other nominee directly.

Canadian Pacific Railway Limited
CP Ships Limited

Odd-Lot Selling Programs
for holders of 99 or fewer
Common Shares of either
Canadian Pacific Railway Limited and /or
CP Ships Limited (the “Programs”)

Questions and Answers

If you have questions please contact
Computershare Trust Company
of Canada
Toll-Free (Canada and U.S.): 1-866-982-7999
International: 1-514-982-7800
Email: caregistryinfo@computershare.com
Hours of Operation: 8:30 AM-8:00 PM EST

1.   Am I eligible to participate in the Programs?

All Canadian Pacific Railway Limited and CP Ships Limited (collectively referred to as “We” or the “Companies” and each one is referred to as a “Company”) common shareholders (“Shareholders”) who, as November 7, 2002 (the “Record Date”), were the registered or beneficial owners of 99 or fewer common shares (an “Odd-Lot”) of either of the Companies are eligible to participate in the Programs. Shareholders may participate in either or both of the Programs.

2.   How do the Programs benefit me?

You can save brokerage commissions and, if you do not already have one, the inconvenience of opening a brokerage account. The Programs permit you to sell all, but not less than all, of your 99 or fewer common shares of the Company (the “Common Shares”) without paying any brokerage commissions or other processing costs. In the absence of the Programs, Odd-Lot common share transactions are generally more expensive to transact, compared to board lot transactions (100 common share multiples).

3.   I have decided to participate in the Programs. What do I have to do now?

Step 1: Attach all of your Common Share certificates that represent your ownership of 99 or fewer Common Shares to the appropriate Letter of Transmittal (there is a specific Letter of Transmittal for each Company). If you wish to sell your Odd-Lot in both Companies, complete the Letter of Transmittal for each Company.

Step 2: Sign the Letter of Transmittal exactly as your name(s) appears on the Letter of Transmittal.

Step 3: Check the appropriate box to receive payment in either Canadian or US currency.

Step 4: Send your Letter of Transmittal and Common Share certificate(s) in the enclosed envelope as per the Procedure for Registered Shareholders to Transmit Common Shares to the Program as outlined in the Shareholder Information Booklet. If you wish to sell your Odd-Lot in both Companies, both Letters of Transmittal and all Common Share certificates for both Companies can be sent together in the return envelope.

DO NOT SIGN THE BACK OF YOUR COMMON SHARE CERTIFICATE(S).

4.   I have decided to participate in the Programs and my Common Shares are held by my broker, bank, or other nominee. What do I have to do now?

Step 1: Contact your broker, bank, or other nominee and clearly indicate your intention to participate in either or both of the Programs to sell your existing Common Shares.

Step 2: If you indicate your intention to sell your Common Shares, please also inform your broker, bank, or other nominee whether you wish to receive payment in either Canadian or US currency.

DO NOT ATTEMPT TO COMMUNICATE YOUR INTENTIONS BY MAIL TO EITHER COMPUTERSHARE TRUST COMPANY OF CANADA OR YOUR BROKER, BANK, OR OTHER NOMINEE. CONTACT YOUR BROKER, BANK, OR OTHER NOMINEE BY TELEPHONE OR BY ALTERNATIVE MEANS.

5.   I am a holder of Canadian Pacific Railway Limited Common Shares and CP Ships Limited Common Shares. Do I have to participate in the Programs and if so, do I have to send in my shares for both Companies?

No. The decision to participate in the Programs and to submit your Common Shares of either Company or both Companies is entirely up to you and should be based upon your particular financial circumstances. Eligible shareholders may wish to obtain advice from their stock broker or financial advisor as to the advisability of participating in the Programs. If you do decide to submit your Common Shares for both Companies, you will receive two separate cheques representing the sale of Common Shares in each Company.

6.   Will partial sales be accepted?

No. To participate, you must submit ALL Common Shares that represent 99 or fewer Common Shares that are registered in your name. There are no withdrawal rights. You may, if you wish, sell all of your Common shares of one Company and none of your shares in the other Company.

7.   Can I participate if I am a non-resident of Canada?

Yes. The Programs are available to ALL shareholders of the Companies who, as of the Record Date, November 7, 2002, were the registered or beneficial owner of 99 or fewer Common Shares of either of the Companies.

8.   If I choose to sell my Common Shares, when will I receive my money?

The order to sell your Common Shares will be placed on the Thursday following receipt of your properly completed Letter(s) of Transmittal and Common Share certificate(s) for any deposits made prior to the close of business on the preceding Tuesday. The price to be received for each Common Share of each Company sold will be the average price of all sales made under each of the Programs pursuant to that sell order. Computershare Trust Company of Canada (“Computershare”) will mail you a cheque for the proceeds of the sale of your Common Shares approximately 10 business days after they are sold. If a broker or other nominee holds your Common Shares, the funds will be paid to your broker or nominee who will be responsible for payment to you. Please contact your broker or other nominee for confirmation of receipt of your payment.

9.   If I choose to sell my Common Shares, can I receive my payment in U.S. funds?

Yes. Scotia Capital Inc. and Computershare will arrange for the proceeds from the sale of your Common Shares to be payable in either Canadian or US currency. Please ensure that you check the appropriate box on the Letter(s) of Transmittal. If you do not make an election, the default will be to pay you in Canadian funds. Conversion of funds will be completed using the prevailing exchange rate at the time of sale.

10.   If I instruct my broker, bank, or other nominee to deposit my Common Shares to the Programs, can I be paid in US dollars?

Yes. When you contact your broker, bank, or other nominee to indicate your intention to sell your Common Shares, also indicate if you wish to be paid in US dollars. Your broker,

bank, or other nominee will complete the Letters of Transmittal on your behalf indicating your intention.

11.   How much time do I have?

The Programs will expire on February 7, 2003 (the “Expiry Date”), unless extended. If you wish to participate in the Programs, your Common Share certificate(s) and Letter(s) of Transmittal must be received no later than 4:30 pm MST on that date. If you wish to participate, you are urged to submit your documents as soon as possible.

12.   Should I participate?

That decision is up to you. There are various reasons to sell or hold Common Shares. Neither Company nor Computershare make any recommendation as to whether or not you should participate in the Programs. You may wish to talk with your broker or financial advisor for advice.

13.   What do I do if my Common Share certificate(s) has been lost or destroyed?

If a Common Share certificate(s) for either one (or both) of the Companies has been lost or destroyed, the corresponding Letter of Transmittal should be completed as fully as possible and you must also complete the enclosed Affidavit of Loss. These documents should be mailed to the Toronto mailing address of Computershare listed in the Shareholder Information Booklet and on the Letters of Transmittal. In addition, to cover the premium for the Surety Bond which is required to replace your lost certificate(s), you will be charged CDN $1.50 per share (if you chose to receive U.S. funds, the rate will be US$1.00 per share). This amount will be deducted from the proceeds of the sale of your Common Shares.

14.   What if I need assistance in completing the Letters of Transmittal?

If you have any further questions about the Programs, or require assistance in completing your Letters of Transmittal, please call Computershare toll-free (Canada or U.S.) at 1-866-982-7999 (International at 1-514-982-7800), during their hours of operation (8:30am — 8:00pm EST). They will be happy to assist you.

15.   What if my broker, bank, or other nominee holds my Common Shares and I have questions?

If you have any questions regarding the Programs, please contact your broker, bank, or other nominee directly.

Canadian Pacific Railway Limited
CP Ships Limited

Odd-Lot Selling Programs
for holders of 99 or fewer Common Shares of either
Canadian Pacific Railway Limited and/or
CP Ships Limited (The “Programs”)

Shareholder Information Booklet
November 15, 2002

1. Who can Participate?

     All common shareholders (“Shareholders”) who, as of the record date, November 7, 2002 (the “Record Date”), were the registered or beneficial owners of 99 or fewer common shares (the “Common Shares”) of either Canadian Pacific Railway Limited and/or CP Ships Limited (collectively referred to as “We” or the “Companies”) are eligible to participate in the Programs. Shareholders may participate in either or both of the Programs.

2. Procedure for Registered Shareholders to Transmit Common Shares to the Programs

     In order to sell Common Shares through either Program, each registered Shareholder must complete and sign the appropriate Letter(s) of Transmittal for ALL of their 99 or fewer Common Shares and send it together with ALL of their Common Share certificates that represent their ownership of 99 or fewer Common Shares of either or both of the Companies to Computershare Trust Company of Canada, (“Computershare”), at the address below.

     THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE SHAREHOLDER, AND DELIVERY WILL BE DEEMED EFFECTIVE ONLY WHEN THE REQUIRED DOCUMENTS ARE ACTUALLY RECEIVED. It is recommended that registered mail with return receipt be used and that proper insurance be obtained. If you prefer, the documents can be hand-delivered to Computershare and a receipt obtained.

     IF YOU WISH TO PARTICIPATE, YOU MUST SIGN THE LETTER(S) OF TRANSMITTAL INDICATING YOUR INTENTION TO SELL ALL, BUT NOT LESS THAN ALL, OF YOUR 99 OR FEWER COMMON SHARES.

     IF YOU HOLD COMMON SHARES IN BOTH COMPANIES, YOU MUST COMPLETE BOTH LETTERS OF TRANSMITTAL AND SUBMIT ALL OF YOUR SHARE CERTIFICATES REPRESENTING YOUR 99 OR FEWER COMMON SHARES OF EACH COMPANY. ALTERNATIVELY, YOU MAY SELL YOUR COMMON SHARES IN EITHER COMPANY BY COMPLETING THE APPROPRIATE LETTER OF TRANSMITTAL.

     To participate in the Programs, you must complete and sign the Letter(s) of Transmittal and mail it together with your certificate(s) for all your 99 or fewer Common Shares in the special return envelope. IF YOU ARE THE REGISTERED OWNER, DO NOT SIGN THE BACK OF YOUR CERTIFICATE(S).

     Please mail in the special return envelope provided or deliver as follows to one of the offices of Computershare listed below:

If by Mail:	If by Hand or Courier:

P.O. Box 7021	Suite 600, 530 - 8th Avenue SW	9th Floor
31 Adelaide St E.	Calgary, Alberta T2P 3S8	100 University Avenue
Toronto, Ontario M5C 3H2	Attention: Corporate Actions	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions		Attention: Corporate Actions

650 de Maisonneuve Blvd W.
Suite 700
Montreal, Quebec
Attention: Corporate Actions

     Transmittal of Common Shares is irrevocable and there are no withdrawal rights. The Letter(s) of Transmittal will contain your representation that (a) on the Record Date you owned 99 or fewer Common Shares and that you are transmitting all such Common Shares, or (b) you are the nominee record holder transmitting Common Shares for the beneficial owner thereof, who has made the representations in (a) above to you.

3. Procedure for Beneficial Shareholders to Participate in the Programs

     All eligible Shareholders whose Common Shares are held in a nominee form (for example, in their broker’s name or in the name of a bank or trust company) who wish to participate in the Programs, must instruct their broker, bank, or other nominee to arrange for the tendering of the Common Shares to Computershare so that the sale may be effected. Beneficial holders should receive notice from their broker, bank, or other nominee, which you are asked to review and then contact such intermediary to indicate your intention to sell all of your Common Shares. Nominees will be required to acknowledge and give effect to your intentions and they will be required to complete a Letter(s) of Transmittal. By signing a Letter(s) of Transmittal, the broker will be certifying that each beneficial owner for whom a tender of Common Shares is made owns 99 or fewer Common Shares. Do not attempt to communicate your intentions by mail. If you wish to participate in either Program, please contact your broker, bank, or other nominee by telephone or by alternative means.

4. Signing Authorities

     Endorsement of the Common Share certificate is not necessary unless a certificate is registered in the name of a person other than the person signing the Letter(s) of Transmittal. In such case, the certificate must be endorsed or accompanied by a power of attorney signed by the registered holder, with the signature on the endorsement or power of attorney guaranteed by an Eligible Institution (as described in Section 5, below).

     Where the Letter(s) of Transmittal or any certificate or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and the Letter(s) of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Companies or Computershare, at their discretion, may require additional evidence of authority or additional documentation.

5. Eligible Institution

     Eligible Institution means a Canadian Schedule 1 chartered bank, major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

6. Expiration of the Programs

     THE PROGRAMS WILL EXPIRE ON February 7, 2003 AT 4:30 PM MST, UNLESS EXTENDED. If you wish to submit your Common Shares pursuant to the Programs, your properly completed Letter(s) of Transmittal must be received along with your certificate(s) for all your 99 or fewer Common Shares prior to the expiration of the Programs. We reserve the right, without having any obligation to do so, to extend, amend or terminate the Programs in compliance with the Policy Statement on Small Shareholder Selling and Purchase Arrangements of the Toronto Stock Exchange.

7. Brokerage Firm appointed under the Programs

     Scotia Capital Inc. (“Scotia Capital”) has been appointed the firm to sell Common Shares on your behalf, under either Program. We have made arrangements with Scotia Capital to pay for all commission fees associated with the sale of the Common Shares under the Programs.

8. Payment of the Proceeds from the Sale of Common Shares

     After receipt by Computershare of the completed Letter(s) of Transmittal in good order, indicating your intention to sell all your 99 or fewer Common Shares, accompanied by your certificate(s) for the Common Shares, Scotia Capital will sell your Common Shares in the open market. For the purposes of the Programs, you will be the customer of Scotia Capital and that firm is required to obtain the best available price for you.

     Sale orders for Common Shares will be placed each Thursday for Letter(s) of Transmittal and Common Share certificate(s) received in good order by Computershare before the close of business on the preceding Tuesday. Shareholders will receive a price per Common Share under each Program equal to the average price of all Common Shares sold under each Program on that day. The average price for a day is the total proceeds from sales on all orders placed under each Program on that day, divided by the total number of such Common Shares sold under each Program on that day. Payment for Common Shares sold pursuant to the Programs will be mailed approximately 10 business days after such sale and the market price of Common Shares may change during that period.

     Your authorization to sell, once received, cannot be revoked. There are no withdrawal rights. SHAREHOLDERS WHO PARTICIPATE IN EITHER PROGRAM WILL NOT HAVE TO PAY BROKERAGE COMMISSIONS FOR THE SALE OF THEIR COMMON SHARES. The Companies will pay all respective broker’s fees to sell your 99 or fewer Common Shares on your behalf, under the Programs; however, please be advised that any broker, bank, or other intermediary which holds your Common Shares may charge you a fee for depositing your Common Shares to the Programs.

9. Payment of Sale Proceeds in Canadian or U.S. funds

     Scotia Capital and Computershare will arrange for the proceeds from the sale of your Common Shares to be payable in Canadian funds or U.S. funds. PLEASE ENSURE THAT YOU CHECK THE APPROPRIATE BOX ON THE LETTER(S) OF TRANSMITTAL. If you do not make an election, the default will be to pay you in Canadian funds. Conversion of funds will be completed using the prevailing exchange rate at the time of sale.

10. Information About Common Shares

     The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto Stock Exchange and the New York Stock Exchange (trading symbol “CP”). On the Record Date (November 7, 2002), the Common Shares of Canadian Pacific Railway Limited closed at CDN $32.02 on the Toronto Stock Exchange. The high and low closing prices for the latest 52-week period were CDN $37.98 and $26.93.

     The Common Shares of CP Ships Limited are listed on the Toronto Stock Exchange and the New York Stock Exchange (trading symbol “TEU”). On the Record Date, the Common Shares of CP Ships Limited closed at CDN $18.27 on the Toronto Stock Exchange. The high and low closing prices for the latest 52-week period were CDN $19.90 and $13.60.

     The current market price for both Companies is listed in the business section and/or money markets section of most newspapers.

11. Miscellaneous

     The tax consequences for each participant in the Programs may vary depending upon the particular facts relating to each Shareholder and no representations with respect to such tax consequences are made by the Companies. It is recommended that each Shareholder consult his or her own tax advisor as to the tax consequences of the sale of Common Shares pursuant to the Programs.

     The decision to participate should be based upon a Shareholder’s particular financial circumstances and eligible Shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating in the Programs. Each Company shall have the right to reject any transmittal of its Common Shares not received in proper form or, conversely, to waive any irregularities or conditions of any transmittal. Transmittals will be deemed to be invalid until any irregularities have been waived or resolved to the satisfaction of the appropriate Company. The Companies and Computershare are under no obligation to notify any Shareholder of an invalid Letter(s) of Transmittal of Common Shares. If any transmitted Common Shares are not processed because of an invalid or ineligible transmittal, the certificate(s) for such Common Shares will be returned as soon as practicable without expense to the transmitting Shareholder. The Companies, Scotia Capital, and Computershare do not accept any responsibility for the price obtained for sale of the Common Shares or the inability to sell any Common Shares on behalf of any Shareholder.

     Questions and requests for assistance and additional copies of these materials may be directed to Computershare, as set forth below:

Computershare Trust Company of Canada
Toll-Free (Canada or US): 1-866-982-7999
International: 1-514-982-7800
Email: caregistryinfo@computershare.com
Hours of Operation: 8:30am-8:00pm EST

Canadian Pacific Railway Limited

Odd-Lot Selling Program
for holders of 99 or fewer Common Shares of
Canadian Pacific Railway Limited (The “Program”)

Shareholder Information Booklet
November 15, 2002

1. Who can Participate?

     All common shareholders (“Shareholders”) who, as of the record date, November 7, 2002 (the “Record Date”), were the registered or beneficial owners of 99 or fewer common shares (the “Common Shares”) of Canadian Pacific Railway Limited (the “Company”) are eligible to participate in the Program.

2. Procedure for Registered Shareholders to Transmit Common Shares to the Program

     In order to sell Common Shares through the Program, each registered Shareholder must complete and sign the Letter of Transmittal for ALL of their 99 or fewer Common Shares and send it together with ALL of their Common Share certificates that represent their ownership of 99 or fewer Common Shares of the Company to Computershare Trust Company of Canada, (“Computershare”), at the address below.

     THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE SHAREHOLDER AND DELIVERY WILL BE DEEMED EFFECTIVE ONLY WHEN THE REQUIRED DOCUMENTS ARE ACTUALLY RECEIVED. It is recommended that registered mail with return receipt be used and that proper insurance be obtained. If you prefer, the documents can be hand-delivered to Computershare and a receipt obtained.

     IF YOU WISH TO PARTICIPATE, YOU MUST SIGN THE LETTER OF TRANSMITTAL INDICATING YOUR INTENTION TO SELL ALL, BUT NOT LESS THAN ALL, OF YOUR 99 OR FEWER COMMON SHARES.

     To participate in the Program, you must complete and sign the Letter of Transmittal and mail it together with your certificate(s) for all your 99 or fewer Common Shares in the special return envelope. IF YOU ARE THE REGISTERED OWNER, DO NOT SIGN THE BACK OF YOUR CERTIFICATE(S).

     Please mail in the special return envelope provided or deliver as follows to one of the offices of Computershare listed below:

If by Mail:	If by Hand or Courier:

P.O. Box 7021	Suite 600, 530 - 8th Avenue SW	9th Floor
31 Adelaide St E.	Calgary, Alberta T2P 3S8	100 University Avenue
Toronto, Ontario M5C 3H2	Attention: Corporate Actions	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions		Attention: Corporate Actions

650 de Maisonneuve Blvd W.
Suite 700
Montreal, Quebec
Attention: Corporate Actions

     Transmittal of Common Shares is irrevocable and there are no withdrawal rights. The Letter of Transmittal will contain your representation that (a) on the Record Date you owned 99 or fewer Common Shares and that you are transmitting all such Common Shares, or (b) you are the nominee record holder transmitting Common Shares for the beneficial owner thereof, who has made the representations in (a) above to you.

3. Procedure for Beneficial Shareholders to Participate in the Program

     All eligible Shareholders whose Common Shares are held in a nominee form (for example, in their broker’s name or in the name of a bank or trust company) who wish to participate in the Program, must instruct their broker, bank, or other nominee to arrange for the tendering of the Common Shares to Computershare so that the sale may be effected. Beneficial holders should receive notice from their broker, bank, or other nominee, which you are asked to review and then contact such intermediary to indicate your intention to sell all of your Common Shares. Nominees will be required to acknowledge and give effect to your intentions and they will be required to complete a Letter of Transmittal. By signing a Letter(s) of Transmittal, the broker will be certifying that each beneficial owner for whom a tender of Common Shares is made owns 99 or fewer Common Shares. Do not attempt to communicate your intentions by mail. If you wish to participate in the Program, please contact your broker, bank, or other nominee by telephone or by alternative means.

4. Signing Authorities

     Endorsement of the Common Share certificate(s) is not necessary unless a certificate is registered in the name of a person other than the person signing the Letter of Transmittal. In such case, the certificate must be endorsed or accompanied by a power of attorney signed by the registered holder, with the signature on the endorsement or power of attorney guaranteed by an Eligible Institution (as described in Section 5, below).

     Where the Letter of Transmittal or any certificate or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and the Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Company or Computershare, at their discretion, may require additional evidence of authority or additional documentation.

5. Eligible Institution

     Eligible Institution means a Canadian Schedule 1 chartered bank, major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these Programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

6. Expiration of the Program

     THE PROGRAM WILL EXPIRE ON FEBRUARY 7, 2003, AT 4:30 PM MST, UNLESS EXTENDED. If you wish to submit your Common Shares pursuant to the Program, your properly completed Letter of Transmittal must be received along with your certificate(s)

for all your 99 or fewer Common Shares prior to the expiration of the Program. We reserve the right, without having any obligation to do so, to extend, amend or terminate the Program in compliance with the Policy Statement on Small Shareholder Selling and Purchase Arrangements of the Toronto Stock Exchange.

7. Brokerage Firm appointed under the Program

     Scotia Capital Inc. (“Scotia Capital”) has been appointed the firm to sell Common Shares on your behalf, under the Program. We have made arrangements with Scotia Capital to pay for all commission fees associated with the sale of the Common Shares under the Program.

8. Payment of the Proceeds from the Sale of Common Shares

     After receipt by Computershare of a completed Letter of Transmittal in good order, indicating your intention to sell all your 99 or fewer Common Shares, accompanied by your certificate(s) for the Common Shares, Scotia Capital will sell your Common Shares in the open market. For the purposes of the Program, you will be the customer of Scotia Capital and that firm is required to obtain the best available price for you.

     Sale orders for Common Shares will be placed each Thursday for Letters of Transmittal and Common Share certificates received in good order by Computershare before the close of business on the preceding Tuesday. Shareholders will receive a price per Common Share under the Program equal to the average price of all Common Shares sold under the Program on that day. The average price for a day is the total proceeds from sales on all orders placed under the Program on that day, divided by the total number of such Common Shares sold under the Program on that day. Payment for Common Shares sold pursuant to the Program will be mailed approximately 10 business days after such sale and the market price of Common Shares may change during that period.

     Your authorization to sell, once received, cannot be revoked. There are no withdrawal rights. SHAREHOLDERS WHO PARTICIPATE IN THE PROGRAM WILL NOT HAVE TO PAY BROKERAGE COMMISSIONS FOR THE SALE OF THEIR COMMON SHARES. The Company will pay all respective broker’s fees to sell your 99 or fewer Common Shares on your behalf, under the Program; however, please be advised that any broker, bank, or other intermediary which holds your Common Shares may charge you a fee for depositing your Common Shares to the Program.

9. Payment of Sale Proceeds in Canadian or U.S. funds

     Scotia Capital and Computershare will arrange for the proceeds from the sale of your Common Shares to be payable in Canadian funds or U.S. funds. PLEASE ENSURE THAT YOU CHECK THE APPROPRIATE BOX ON THE LETTER OF TRANSMITTAL. If you do not make an election, the default will be to pay you in Canadian funds. Conversion of funds will be completed using the prevailing exchange rate at the time of sale.

10. Information About Common Shares

     The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto Stock Exchange and the New York Stock Exchange (trading symbol “CP”). On the Record Date (November 7, 2002), the Common Shares of Canadian Pacific Railway Limited closed at CDN $32.02 on the Toronto Stock Exchange. The high and low closing prices for the latest 52-week period were CDN $37.98 and $26.93.

     The current market price is listed in the business section and/or money markets section of most newspapers.

11. Miscellaneous

     The tax consequences for each participant in the Program may vary depending upon the particular facts relating to each Shareholder and no representations with respect to such tax consequences are made by the Company. It is recommended that each Shareholder consult his or her own tax advisor as to the tax consequences of the sale of Common Shares pursuant to the Program.

     The decision to participate should be based upon a Shareholder’s particular financial circumstances and eligible Shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating in the Program.

     The Company shall have the right to reject any transmittal of its Common Shares not received in proper form or, conversely, to waive any irregularities or conditions of any transmittal. Transmittals will be deemed to be invalid until any irregularities have been waived or resolved to the satisfaction of the Company. The Company and Computershare are under no obligation to notify any Shareholder of an invalid transmittal of Common Shares. If any transmitted Common Shares are not processed because of an invalid or ineligible transmittal, the certificate(s) for such Common Shares will be returned as soon as practicable without expense to the transmitting Shareholder. The Company, Scotia Capital, and Computershare do not accept any responsibility for the price obtained for sale of the Common Shares or the inability to sell any Common Shares on behalf of any Shareholder.

     Questions and requests for assistance and additional copies of these materials may be directed to Computershare, as set forth below:

Computershare Trust Company of Canada
Toll-Free (Canada or US): 1-866-982-7999
International: 1-514-982-7800
Email: caregistryinfo@computershare.com
Hours of Operation: 8:30am-8:00pm EST